Amended

SE[redacted]MMISSION

A 15026392 :PORT

FORM X-17A-5

PART III

(A)

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SEC FILE NUMBER
8- 68386

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH DC
194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE, 27TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL LIPMAN — (212) 453-2558 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN, KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

1745 BROADWAY, 18TH FLOOR	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

02 5/20/15

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NAYMA SIDDIQUA
Notary Public, State of New York
No. 01SI6293611
My Commission Expires 12/16/2017

Robert Goldsmith 2/26/15
Signature

MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A copy of the Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Report of Independent Registered Public Accounting Firm

To the Board of Directors of BCMS Capital Advisors

We have reviewed management's statements included in the accompanying Exemption Report in which BCMS Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and BCMS Capital Advisors, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. BCMS Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spielman Koenigsberg & Parker, LLP

New York, New York
February 20, 2015

BCMS CAPITAL ADVISORS

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

December 31, 2014

BCMS Capital Advisors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

ACKNOWLEDGMENT:

By: Robert Goldsmith
Robert Goldsmith, President

Date: 2/27/15

BCMS CAPITAL ADVISORS, LLC

SIPC SUPPLEMENTAL REPORT

December 31, 2014

(With Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7))

SKP

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

BCMS CAPITAL ADVISORS, LLC

SIPC SUPPLEMENTAL REPORT

December 31, 2014

(With Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7))

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

December 31, 2014

SKP
Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Independent Accountants' Report on Applying Agreed-Upon Procedures on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
BCMS Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by BCMS Capital Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BCMS Capital Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. BCMS Capital Advisors, LLC's management is responsible for BCMS Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, check registers, cancelled checks, and bank statements, noting no material differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7, with supporting schedules and working papers, quarterly FOCUS reports, reconciliations, and trial balances, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, quarterly FOCUS reports, reconciliations, and trial balances, supporting the adjustments noting no differences, and;
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Spielman Koenigsberg & Parker, LLP

New York, New York
February 20, 2015

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

For the Period Beginning January 1, 2014 and Ending December 31, 2014

Total revenue	$ 3,937,559
Less: allowable deductions:	
Write-off of receivable included in total revenue	(75,000)
Total deductions	(75,000)
SIPC net operating revenues	3,862,559
General Assessment @ .0025 not less than $150	9,656
Less: payment made	(831)
Less: prior overpayment	
Balance due	$ 8,825

There were no material differences between the computation of the SIPC annual general assessment in the above schedule and the amount reported in the Company's SIPC-7 filing.

BCMS CAPITAL ADVISORS

STANDARD REVIEW REPORT

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

BCMS CAPITAL ADVISORS

TABLE OF CONTENTS

December 31, 2014